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                        UNITED STATES                        OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                                                 ------------------------------
                                                 OMB Number:  3235-0145
                                                 Expires:  December 31, 1997
                                                 Estimated average burden
                                                 hours per response....14.90
                                                 ------------------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                          New Horizon Kids Quest, Inc.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                   645511 10 6
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








SEC 1745 (2-95)                     Page 1 of 6 pages


CUSIP No. 645511 10 6                      13G                 Page 2 of 6 Pages


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William M. Dunkley
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                    5          SOLE VOTING POWER

                                               393,750
               NUMBER OF
                SHARES           -----------------------------------------------
             BENEFICIALLY           6          SHARED VOTING POWER
               OWNED BY
                 EACH                          0
               REPORTING         -----------------------------------------------
                PERSON              7          SOLE DISPOSITIVE POWER
                 WITH
                                               591,750
                                 -----------------------------------------------
                                    8          SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           393,750
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           X
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            12.0%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 pages

CUSIP No. 645511 10 6                 13G                      Page 3 of 6 Pages


--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Susan K. Dunkley
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY


--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                                    5          SOLE VOTING POWER

                                               393,750
               NUMBER OF
                SHARES           -----------------------------------------
             BENEFICIALLY           6          SHARED VOTING POWER
               OWNED BY
                 EACH                          0
               REPORTING         -----------------------------------------
                PERSON              7          SOLE DISPOSITIVE POWER
                 WITH
                                               195,750
                                 -----------------------------------------
                                    8          SHARED DISPOSITIVE POWER

                                               0

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           393,750
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           X
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 3 of 6 pages


Item 1.

         (a)      Name of Issuer:

                  New Horizon Kids Quest, Inc.

         (b)      Address of Issuer's Principal Executive Office:

                  13705 First Avenue North
                  Plymouth, MN 55441

Item 2.

         (a)      Name of Person(s) Filing:

                  William M. Dunkley
                  Susan K. Dunkley

         (b)      Address of Principal Business Office:

                  13705 First Avenue North
                  Plymouth, MN 55441

         (c)      Citizenship:

                  U.S.A.

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  645511 10 6

Item 3.           Not Applicable.

Item 4.           Ownership

         (a)      Amount beneficially owned as of December 31, 1996:

                  William M. Dunkley: 393,750, including 193,750 shares held directly and 200,000 shares held by a family trust (which shares Mr. Dunkley has the power to vote). Mr. Dunkley's total does not include and he disclaims beneficial ownership of 195,750 shares owned by Ms. Dunkley, and does not include 198,000 shares held directly by Mr. Dunkley but over which Ms. Dunkley has voting power (and which are included in Ms. Dunkley's beneficial ownership).

                  Susan K. Dunkley: 393,750, including 195,750 shares held directly and 198,000 shares owned by Mr. Dunkley over which Ms. Dunkley has voting power. Ms. Dunkley's total does not include, and she disclaims beneficial ownership of, the remaining 193,750 held by Mr. Dunkley and 200,000 shares held by a family trust over which Mr. Dunkley has voting power.

                  Neither Mr. nor Ms. Dunkley's aggregate beneficial ownership includes, and each disclaims beneficial ownership of, an option to purchase 100,000 shares excercisable by New Horizon Enterprises, Inc., of which Mr. and Ms. Dunkley are directors and shareholders.

         (b)      Percent of Class:

                  William M. Dunkley:                12.0%
                  Susan K. Dunkley:                  12.0%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)        sole power to vote or direct the vote:

                             William M. Dunkley:                393,750
                             Susan K. Dunkley:                  393,750

                  (ii)       shared power to vote or direct the vote:

                             William M. Dunkley:                0
                             Susan K. Dunkley:                  0

                  (iii) sole power to dispose or direct the disposition of:

                             William M. Dunkley:                591,750
                             Susan K. Dunkley:                  195,750

                  (iv) shared power to dispose or to direct the disposition of:

                             William M. Dunkley:                0
                             Susan K. Dunkley:                  0

Item 5.           Not Applicable.

Item 6.           Not Applicable.

Item 7.           Not Applicable.

Item 8.           Not Applicable.

Item 9.           Not Applicable.

Item 10.          Not Applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997




                                       By: /s/ William M. Dunkley
                                           ------------------------------------
                                           William M. Dunkley



                                       By: /s/ Susan K. Dunkley
                                           ------------------------------------
                                           Susan K. Dunkley